September 4, 2020

Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attention:      Sergio Chinos

Jay Ingram

Beverley Singleton

Melissa Raminpour

Re:	VIA optronics AG Amendment No. 5 to Draft Registration Statement on Form F-1 Submitted August 3, 2020 CIK No. 0001769116

Ladies and Gentlemen,

On behalf of our client, VIA optronics AG (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 5 to Draft Registration Statement on Form F-1 (the “Registration Statement”) contained in the Staff’s letter dated August 27, 2020 (the “Comment Letter”).  In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing a Registration Statement on Form F-1 (the “Amended Registration Statement”) together with this response letter.  The Amended Registration Statement also contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter.  The responses and information below are based on information provided to us by the Company.  For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken.  We have included page numbers to refer to the location in the Amended Registration Statement submitted herewith where the revised language addressing a particular comment appears.  Capitalized terms used but not defined herein are used herein as defined in the Amended Registration Statement.

Confidential Registration Statement on Form F-1, As amended

Capitalization, page 62

1.       Please revise the table to remove presentation of the line item cash and cash equivalents. In addition, please revise the liability section to reflect only your short and long-term indebtedness, as we note you have included all of your non-current liabilities from the balance sheet at page F-3 including provisions, operating lease liabilities, and deferred tax liabilities. Further in this regard, we note you have short-term loan obligations of €28.6 million that should also be reflected in the capitalization. Please revise or advise. Refer to Item 3.B of the Form 20-F.

Response: The Company respectfully advises the Staff that it has revised disclosure on page 65 of the Amended Registration Statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations, page 84

2.        Please expand the table of contractual obligations to disclose the cash interest amount or estimated range thereof on your variable and fixed rate debt, to the extent material. You may also include such interest amount in a footnote to the table using the same time frames as shown in the table. Please also disclose any assumptions you made to derive the amounts. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to an understanding of your cash requirements. Refer to Item 303(a)(5) of Regulation S-K and footnote 46 of SEC Release No. 33-8350.

Response: The Company respectfully advises the Staff that it has revised disclosure on page 94 of the Amended Registration Statement.

Report of Independent Registered Public Accounting Firm, page F-2

3.       Please address the auditors report to both the Shareholders and Management Board of VIA optronics AG. The current disclosure only refers to the Management Board. Also, please revise the second sentence in the opinion paragraph to refer to the financial position of the Company at December 31, 2019 and December 31, 2018. The current disclosure refers only to the financial position at December 31, 2019. Please revise or advise as necessary.

Response: The Company respectfully advises the Staff that Ernst & Young GmbH Wirtschaftprüfungsgesellschaft (EY) has revised its auditors’ report to address it to the Shareholders and the Management Board of the Company and to include a reference to December 31, 2018 to indicate the report also includes the statement of financial position for this year.

4.        We further note that Ernst & Young Wirtschaftprufungsgesellschaft auditors' report includes not only the firm signature, but also the signatures of the named individuals, Oliver Sieger and Jendrik Thies. In this regard, upon filing an auditors consent for the firm, accountants' consents should also be filed at Exhibit 23 for these two named individuals. Reference is made to Securities Act Section 7(a)(1) and to Regulation C, Part 230, Rule 436(a) of the Securities Act of 1933. Please confirm you will comply or advise.

Response: The Company respectfully advises the Staff that EY has historically included the signature of individuals on PCAOB audit opinions to be consistent with local practice; however, in response to the Staff’s comment, EY has removed the individuals’ names from its opinion and signed with the firm name. The Company respectfully advises the Staff that the signature in the auditors’ consents issued by EY for inclusion of its auditors’ report in the Company’s registration statements on Form F-1 related to this offering will be consistent with the updated audit opinion.

Consolidated Statements of Operations and Other Comprehensive Income (Loss), page F-4

5.        Please disclose on the face of this statement the amount of basic and diluted (loss)/earnings per share. We note such is disclosed in Selected Consolidated Financial and Other Data on page 65 and in Note 25 on page F-59. Refer to paragraph 66 of IAS 33.

Response: The Company respectfully advises the Staff that it has revised the statement of operations and other comprehensive income (loss) on page F-18 of the Amended Registration Statement to include basic and diluted (loss)/earnings per share. The Company has no potentially dilutive shares.

Notes to the Consolidated Financial Statements

Note 20. Financial Result, page F-48

6.       Please reconcile the fiscal year 2019 net finance costs of €1,787,410 shown in this table with the €1,642,182 financial result line item shown in the consolidated statements of operations on page F-4.

Response: The Company respectfully advises the Staff that it has updated the table such that net finance costs align to the statement of operations and comprehensive income (loss) on page F-62 of the Amended Registration Statement.

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Please contact the undersigned at (215) 994-2687 if you have any questions regarding the foregoing

Sincerely,

/s/Gregory A. Schernecke
Gregory A. Schernecke

cc: Jürgen Eichner